EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2019 Financial Results and Provides Third Quarter 2019 Guidance

Company Meets Q2 2019 Revenue, Gross Margin and EPS Guidance

Provides Q3 2019 Guidance Revenue to Decrease around 2% to 7% Sequentially, Gross Margin to be around Flat Sequentially, IFRS Loss per Diluted ADS to be around 3.5 to 5.5 Cents, and Non-IFRS Loss per Diluted ADS to be around 3.3 to 5.3 Cents

  Q2 revenue increased 3.7% sequentially to $169.3M, in line with the Company’s guidance
  Product sales: large driver ICs, 35.0% of revenue, down 15.3% QoQ; small and medium-sized driver ICs, 48.3% of revenue, up 20.9% QoQ; non-driver products, 16.7% of revenue, up 9.8% QoQ
  Q2 IFRS gross margin was 19.5%, down 310bps sequentially, due to less favorable product mix
  Q2 IFRS loss was $5.2M, or 3.0 cents per diluted ADS, down from loss of $2.3M, or 1.3 cents per diluted ADS in Q1 2019
  Display driver IC business overall continues to be negatively impacted by pullback in demand as panel makers facing production cutback due to industry-wide overcapacity and uncertain economic outlook. TDDI shipments have also been limited by a slow smartphone market
  Expects the Q3 WLO revenue to rise significantly with the strong momentum expected to carry on through the second half
  Company has adjusted structured light-based 3D sensing technology development to focus on applications for non-smartphone segments; actively participates in time-of-flight (ToF) 3D sensing for smartphone segment by providing key optical components
  Company is committed to the long-term strategy of achieving a balanced portfolio of DDIC and non-DDIC products
  Company remains positive on its long-term business outlook

TAINAN, Taiwan, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2019.

SUMMARY FINANCIALS

Second Quarter 2019 Results Compared to Second Quarter 2018 Results (USD in millions) (unaudited)
	Q2 2019	Q2 2018	CHANGE
Net Revenue	$169.3	$181.4	-6.6%
Gross Profit	$32.9	$41.8	-21.2%
Gross Margin	19.5%	23.0%	-3.5%
IFRS Profit (Loss) Attributable to Shareholders	($5.2)	$2.0	-351.8%
Non-IFRS Profit (Loss) Attributable to Shareholders	($4.8)(1)	$2.3(2)	-308.1%
IFRS EPS (Per Diluted ADS, USD)	($0.030)	$0.012	-351.7%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.028)(1)	$0.013(2)	-308.1%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.
(2) Non-IFRS Profit attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

Second Quarter 2019 Results Compared to First Quarter 2019 Results (USD in millions) (unaudited)
	Q2 2019	Q1 2019	CHANGE
Net Revenue	$169.3	$163.3	+3.7%
Gross Profit	$32.9	$36.9	-10.6%
Gross Margin	19.5%	22.6%	-3.1%
IFRS Profit (Loss) Attributable to Shareholders	($5.2)	($2.3)	-122.1%
Non-IFRS Profit (Loss) Attributable to Shareholders	($4.8)(1)	($2.0)(2)	-144.8%
IFRS EPS (Per Diluted ADS, USD)	($0.030)	($0.013)	-122.1%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.028)(1)	($0.011)(2)	-144.8%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.
(2) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.02 million non-cash acquisition related charge, net of tax.

“Our second quarter 2019 revenues, gross margin and EPS all met our guidance issued on May 9. Our revenue came in at the midrange of our guidance. As expected, our smartphone segment recorded a significant sequential growth while automotive business declined amidst worldwide sluggish car sales. Our large panel driver ICs also experienced lower shipment and pricing erosion as a result of our panel customers facing industry-wide overcapacity and uncertain economic outlook. IFRS gross margin for the second quarter declined sequentially due to less favorable product mix,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Market conditions have been challenging and we do not see them improving in the near term. Uncertainty in the global economy continues to overshadow the marketplace, where we are seeing softness in all industries that consume display. This combined with prevailing industry-wide capacity oversupply, has led to severe pricing and cost pressure for panels, which has directly affected our sales and margin.”

“Against the backdrop of an unfriendly market environment, we have faced multiple challenges that have had an adverse effect on our overall financial performance over the past twelve months. First, the large display driver IC and small/medium driver IC markets experienced chip-on-film (COF) and wafer capacity shortages, respectively. The severe shortages significantly affected our ability to fulfill customer orders in the back half of 2018, which not only impacted our 2018 sales but also jeopardized our ability to win new projects with customers at the time. While these constraints were resolved towards the end of 2018, we are still suffering from the repercussions of the loss of new projects as we did not get to take part in the mass production of those projects, many of which started in the second or third quarter this year. Second, beginning earlier this year, there has been a major pullback in demand for our DDICs as panel makers, facing an industry-wide overcapacity and uncertain economic outlook, cut back their production and, in the meantime, attempt to lower the DDIC inventory which they built earlier to address the IC shortage concern. The combination of these two factors has negatively impacted our performance in the second half of 2018 as well as full-year 2019. Separately in the smartphone segment, new model opportunities, which we count on to boost our new generation TDDI product shipment, have been limited so far in 2019 due to a slow smartphone market. In summary, while we expect strong TDDI growth in 2019, its contribution to our overall sales will be offset by decreases in large panel and automotive DDICs, which have been negatively impacted by the unfavorable market environment.”

“Notwithstanding the current business headwinds, we are committed to the long-term strategy of achieving a balanced portfolio of DDIC and non-DDIC products. Looking forward, we believe that as a market and technology leader in DDIC, we are positioned well to regain market share in both large and small/medium display segments where we have seen major new project opportunities emerging with our customers. At the same time, we are working towards capitalizing on the unique non-driver technologies where we have invested heavily in the last few years, particularly 3D sensing and ultra-low power smart sensing.”

“In the past, our structured light-based 3D sensing total solution was designed to target the Android smartphone’s front-facing facial recognition and payment certification. The project was unsuccessful and we have since adjusted our structured light-based 3D sensing technology development to focus on applications for non-smartphone segments which are typically less sensitive to cost and always require a total solution. For the smartphone market where many customers are exploring time-of-flight (ToF) solutions for world-facing 3D sensing, we are an active participant by being a key optical component provider. Another key area of our non-driver R&D efforts has been the AI-based smart sensing. Our WiseEye solution contains Himax’s industry leading CMOS image sensor and ASIC designs with Emza’s AI-based algorithm, all built with ultra-low power design. WiseEye will enable next generation AI-based computer vision technology with ultra-low power for notebook and many other markets,” said Mr. Jordan Wu.

“Last but not least, while we are making good progress in the development of strategic technologies, we have kept R&D expenses approximately flat compared to last year. These include next generation display driver technology for 8K TV and AMOLED, 3D sensing for both mobile phone and non-mobile phone applications and the ultra-low power smart sensing solutions. We are committed to our overall strategy and continue to invest in technology to drive our long-term growth,” concluded Mr. Jordan Wu.

Second Quarter 2019 Revenue Breakdown by Product Line (USD in millions) (unaudited)
	Q2 2019%		Q2 2018%		% Change
Display drivers for large-sized panels	$59.3	35.0%	$60.6	33.4%	-2.2%
Display drivers for small/medium-sized panels	$81.7	48.3%	$89.3	49.2%	-8.5%
Non-driver products	$28.3	16.7%	$31.5	17.4%	-10.1%
Total	$169.3	100.0%	$181.4	100.0%	-6.6%

	Q2 2019%		Q1 2019%		% Change
Display drivers for large-sized panels	$59.3	35.0%	$70.0	42.9%	-15.3%
Display drivers for small/medium-sized panels	$81.7	48.3%	$67.6	41.4%	+20.9%
Non-driver products	$28.3	16.7%	$25.7	15.7%	+9.8%
Total	$169.3	100.0%	$163.3	100.0%	+3.7%

The Company recorded net revenues of $169.3 million, an increase of 3.7% sequentially and a decrease of 6.6% year-over-year. As expected, its smartphone segment recorded a significant sequential growth while automotive business declined amidst worldwide sluggish car sales. The TV sales were also hit by the falling panel prices caused by the display industry’s oversupply situation. Gross margin was 19.5%, down 310 basis points sequentially due to less favorable product mix. IFRS loss per diluted ADS were 3.0 cents, in line with the guidance range of 2.0 to 3.5 cents. Non-IFRS loss per diluted ADS were 2.8 cents, in line with the guidance range of 1.8 to 3.3 cents.

Revenue from large display drivers was $59.3 million, down 15.3% sequentially, and down 2.2% year-over-year. Clouded by weak demand and oversupply, Himax’s panel customers have been over-stocked since last year. Its large panel driver ICs experienced lower shipments and pricing erosion in the second quarter as a result. Large panel driver ICs accounted for 35.0% of the Company’s total revenues for the second quarter, compared to 42.9% in the first quarter of 2019 and 33.4% a year ago.

Revenue for small and medium-sized display drivers came in at $81.7 million, up 20.9% sequentially but down 8.5% year-over-year. The segment accounted for 48.3% of total sales for the second quarter, as compared to 41.4% in the first quarter of 2019 and 49.2% a year ago. The sequential revenue increase was mainly from smartphone and tablet sales. Both segments saw stronger shipments to a more diversified customer base in Q2. On year-over-year basis, sales for all small and medium-sized business segments declined except for smartphone TDDI.

Sales into smartphones were up 60.9% sequentially and flat year-over-year. The strong sequential increase came from high TDDI shipment off a low base and strong shipment of traditional discrete driver IC to a major Chinese smartphone maker. On a year-over-year basis, Himax’s TDDI shipment doubled as its shipment was capped last year by capacity constraint. However, sales of the traditional DDICs declined by close to 40% from last year. It expects sales for traditional discrete driver ICs in smartphone segment to decline significantly in the second half of 2019 as its addressable market is being quickly replaced by TDDI and AMOLED. Display drivers for tablet and other consumer products were up 23.7% sequentially through shipment to a leading end customer and white box market on the backdrop of a shrinking global tablet market. Year-over-year sales of this segment declined 17.9%.

Driver IC revenue for automotive application was down 10% both sequentially and year-over-year as car sales remained weak across all major markets worldwide. The $25.6 million sales for the second quarter accounted for 18.2% of the Company’s total driver IC revenue. It expects this downward trend to continue in 2H19.

Revenues from non-driver businesses were $28.3 million, up 9.8% sequentially but down 10.1% from last year. Non-driver products accounted for 16.7% of total revenues, as compared to 15.7% in the first quarter of 2019 and 17.4% a year ago. The sequential increase was mainly due to higher timing controller and CMOS image sensor sales offset by lower WLO shipment. On a year-over-year basis, CMOS image sensor enjoyed some growth, while other major products, including WLO and timing controller, experienced decline.

The gross margin for the second quarter was 19.5%, down 310 basis points sequentially and down 350 basis points from the same period last year, both a result of product mix. The Company anticipated the sequential decline and highlighted three reasons in the last earnings call. Firstly, its large panel driver IC business experienced pricing pressure caused by industry wide TV panel oversupply and high material cost. Secondly, the gross margin of the WLO business fell because of reduced shipment per an anchor customer’s demand which led to lower capacity utilization. Finally, the significant sequential increase of TDDI for low-end market and certain traditional discrete driver IC for smartphones also led to lower overall gross margin.

IFRS operating expenses were $38.9 million in the second quarter, down 3.4% from the preceding quarter and down 5.8% from a year ago.

IFRS operating margin for the second quarter was -3.5%, down from 0.3% in the same period last year and down from -2.1% in the prior quarter. The sequential decrease was primarily a result of lower gross margin. The year-over-year decline was a result of lower sales and gross margin.

Second quarter non-IFRS operating loss was $5.5 million, or -3.2% of sales, versus non-IFRS operating income of $0.8 million, or 0.5% of sales, for the same period last year and down from -1.8% a quarter ago.

IFRS loss for the second quarter was $5.2 million, or 3.0 cents per diluted ADS, compared to loss of $2.3 million, or 1.3 cents per diluted ADS, in the previous quarter and IFRS profit of $2.0 million, or 1.2 cents per diluted ADS, a year ago.

Second quarter non-IFRS loss was $4.8 million, or 2.8 cents per diluted ADS, compared to non-IFRS loss of $2.0 million, or 1.1 cents per diluted ADS last quarter and non-IFRS profit of $2.3 million, or 1.3 cents per diluted ADS the same period last year.

Balance Sheet and Cash Flow

Himax had $122.4 million of cash, cash equivalents and other financial assets as of the end of June 2019, compared to $126.7 million at the same time last year and $108.2 million a quarter ago. The cash position increased $14.1 million from last quarter due primarily to increased unsecured borrowings of $37 million, offset by capex of $5.7 million and cash outflow of $17.7 million from operations. On top of the cash position, restricted cash was $164.3 million at the end of the quarter, the same as the preceding quarter and up from $147.0 million a year ago. The restricted cash is mainly used to guarantee the secured short-term borrowing for the same amount. The Company had $77 million unsecured short-term loan at the end of Q2 versus $40 million a quarter ago. As reported in the last earnings call, further loan was made to finance the land payment.

Himax’s inventories as of June 30, 2019 were $188.5 million, slightly down from $189.3 million a quarter ago and up from $142.1 million a year ago. Accounts receivable at the end of June 2019 were $176.2 million, little changed from last quarter and a year ago. DSO was 96 days at the end of June 2019, as compared to 93 days a year ago and 97 days at end of the last quarter. As highlighted in the last earnings calls, in response to capacity shortage of foundry and certain packaging material, the Company had to keep the inventory level higher than usual last year. Given the prevailing uncertain market conditions and ease of foundry capacity, the Company has started to control its inventory level from the first quarter 2019. More sizeable reduction in inventory will be seen starting the third quarter.

Net cash outflow from operating activities for the second quarter was $17.7 million as compared to an outflow of $2.8 million for the same period last year and an outflow of $22.1 million last quarter. The increased outflow year-over-year was mainly due to additional inventory buildup and lower profit.

Second quarter capital expenditures amounted to $5.7 million, versus $17.7 million a year ago and $6.3 million last quarter. The investment in design tools and R&D related equipment for its traditional IC design business amounted to $1.7 million in the quarter. The remaining $4.0 million was for the ongoing payments for the new building’s construction and WLO capacity expansion. Third quarter capex is budgeted to be around $33 million including the payment of $27.7 million for the land purchase which was deferred from the second quarter. By the end of Q3 Himax will have concluded substantially all the capex payments for the new land, building and 3D sensing project with just $1 million left to be made in the fourth quarter.

Dividend

Himax typically makes annual cash dividend payment at approximately the middle of the year based on the prior year’s profitability. The Company’s Board of Directors has decided that Himax will not pay cash dividend in 2019. The decision was made with full consideration of Himax’s 2018 financial results as well as 2019 operations and capital requirement.

Share Buyback Update

As of June 30, 2019, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.6 million.

Q3 2019 Outlook

As the Company mentioned last quarter, market conditions have been challenging and it does not see them improving in the near term. Uncertainty in the global economy continues to overshadow the marketplace, where Himax is seeing softness in all industries that consume display. This combined with prevailing industry-wide capacity oversupply, has led to severe pricing and cost pressure for panels, which has directly affected its sales and margin.

Against the backdrop of an unfriendly market environment, the Company has faced multiple challenges that have had an adverse effect on its overall financial performance over the past twelve months. First, the large display driver IC and small/medium driver IC markets experienced chip-on-film (COF) and wafer capacity shortages, respectively. The severe shortages significantly affected its ability to fulfill customer orders in the back half of 2018, which not only impacted its 2018 sales but also jeopardized its ability to win new projects with customers at the time. While these constraints were resolved towards the end of 2018, the Company is still suffering from the repercussions of the loss of new projects as it did not get to take part in the mass production of those projects, many of which started in the second or third quarter this year.

Second, beginning earlier this year, there has been a major pullback in demand for its DDICs as panel makers, facing an industry-wide overcapacity and uncertain economic outlook, cut back their production and, in the meantime, attempt to lower the DDIC inventory which they built earlier to address the IC shortage concern. The combination of these two factors has negatively impacted the Company’s performance in the second half of 2018 as well as full-year 2019. Separately in the smartphone segment, new model opportunities, which Himax counts on to boost its new generation TDDI product shipment, have been limited so far in 2019 due to a slow smartphone market.

In summary, while Himax expects strong TDDI growth in 2019, its contribution to the Company’s overall sales will be offset by decreases in large panel and automotive DDICs, which have been negatively impacted by the unfavorable market environment.

Notwithstanding the current business headwinds, the Company is committed to the long-term strategy of achieving a balanced portfolio of DDIC and non-DDIC products. Looking forward, it believes that as a market and technology leader in DDIC, Himax is positioned well to regain market share in both large and small/medium display segments where the Company has seen major new project opportunities emerging with its customers. At the same time, we are working towards capitalizing on the unique non-driver technologies where it has invested heavily in the last few years, particularly 3D sensing and ultra-low power smart sensing.

While Himax is making good progress in the development of strategic technologies, the Company has kept R&D expenses approximately flat compared to last year. These include next generation display driver technology for 8K TV and AMOLED, 3D sensing for both mobile phone and non-mobile phone applications and the ultra-low power smart sensing solutions. The Company is committed to its overall strategy and continue to invest in technology to drive its long-term growth.

Display Driver IC Market
LDDIC
During the second quarter, Himax’s business, and the overall market, remained weak due to panel overcapacity and high inventory on the backdrop of an uncertain global economy. Panel makers have reduced production output, resulting in decreased demand and price erosion for the Company's DDIC products. The Company expects these trends will continue into Q3 and the remainder of 2019.

Another major factor affecting its large display driver IC business is the material costs. Although COF demand has started to show signs of relaxation, the supply remains tight and prices in Q3 remain high. The overall outlook of its LDDIC business for the second half of 2019 has reversed since its last report due to the reasons mentioned above. The Company now expects its third quarter revenue in the large display driver IC segment to decrease sequentially by high-teens with lower gross margin. Based on the information currently available, it is unlikely that overcapacity and weak demand in the large panel will change in the near future. As a result, it expects revenue to decline further in 4Q19 for this segment with continued margin pressure. Despite the short-term weak outlook, Himax is making good progress securing new design wins from its existing customers. The Company expects to return to growth starting Q1 2020.

On technology development, 8K TVs will continue to hold a small share in the TV market because 8K content and transmission technology are still early in its lifecycle. But 8K TVs remain a strategic area for Himax and are expected to boost demand for higher LCD driver ICs and timing controller contents.

SMDDIC
The global smartphone market is expected to decline in 2019. On the one hand, Himax is pleased with the strong TDDI growth in the second quarter driven by a more diversified customer base and enriched product portfolio. On the other hand, the speed of growth of TDDI has not been to the Company’s satisfaction and it is concerned that the TDDI market is maturing while at the same time experiencing rapid ASP erosion caused by increased competition. Moreover, sluggish smartphone demand and shorter product cycles have led to its slower-than-expected inventory reduction. For the third quarter, it expects TDDI shipment to be down by low single digits and revenue to decline by high single digits from the previous quarter due to ASP erosion. The Company has taken more aggressive action to control inventory levels and adjust for the weak market environment. It expects a further reduction in inventory level in the third quarter.

Himax remains the industry leader in developing next generation TDDIs solutions such as MUX6, dual gate and high screen refresh rate TDDIs. The Company has already begun new design-ins with major smartphones names but do not expect these to make a meaningful contribution to its sales until 2020. Increased competition in TDDI market combined with accelerating AMOLED display adoption will limit the Company’s TDDI growth for smartphone application in the third quarter and the remainder of 2019.

Himax mentioned in the last earnings call that it could potentially start shipping TDDI chips for the tablet market in 2019. It expects to see a small revenue contribution during Q4 of this year with a number of leading end customers. Furthermore, the Company is the industry leader in TDDI with active stylus by partnering with the world's top brands for pen tablets and interactive pen displays. The Company is pleased to have begun shipments during the first quarter of its TDDI for automotive display to a leading panel customer for a prominent auto manufacturer. The initial volume started small but the pipeline for next year’s mass production looks promising. While both segments are smaller than smartphone in terms of volume, they enjoy better margin and growth opportunities for Himax’s TDDI solutions in the near future.

As expected, the Company’s traditional discrete driver IC sales into smartphone increased strongly in the second quarter as its design-win with a major Chinese smartphone maker went into production during March and a significant shipment took place in the second quarter. Despite this rebound, Himax is seeing the traditional discrete driver ICs’ addressable market being quickly replaced by TDDI and AMOLED in smartphone. As a result, it expects traditional discrete driver ICs for smartphone to decline substantially in the third quarter of 2019 and beyond.

Combining shipment of TDDI and discrete smartphone driver, Himax’s Q3 sales into the smartphone market is expected to decrease by around 10% sequentially.

A major development trend Himax is seeing is increased utilization of OLED display designs for smartphones, triggered by increased AMOLED capacity and under-display fingerprint sensing technology which is currently only applicable with AMOLED displays. Although it expects this trend to negatively impact the demand for TDDI and corresponding ASP’s, Himax has been collaborating closely with leading panel makers across China for AMOLED product development. While the Company doesn’t expect revenue contribution anytime soon, it does believe AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

In the automotive display segment, the market has been depressed by declining new car registrations, particularly in China. Himax continues to face weak demand and expect Q3 sales to be flat sequentially. Looking forward, against the backdrop of a feeble car market, the penetration of displays into vehicles is maturing. Therefore, it doesn’t expect the same kind of growth that it enjoyed in the past several years in the automotive segment. However, the Company will continue to lead in this space by bringing new technologies to market including TDDI, AMOLED and local dimming timing controller. The Company believes such new technologies will help rejuvenate the industry and bring its automotive sales back to a growth trajectory.

Himax’s tablet and consumer electronics businesses represented around 12.4% of its total sales in the second quarter. As the overall markets remain weak, it expects tablet business to decrease by more than 30% in the third quarter mainly due to a major end customer’s inventory adjustment. As mentioned earlier, the Company has started to provide OEMs with samples for its world leading in-cell TDDI that supports the use of active stylus for tablet during the first quarter. The Company will report progress in due course. Combing tablet and consumer electronics businesses, Himax expects sales to decrease by around 25% sequentially in the third quarter.

For third-quarter, revenue for the small and medium-sized driver IC business is expected to decrease by around 10% sequentially.

Non-Driver Product Categories
3D Sensing Solutions
Himax continues to participate in most of the smartphone OEMs’ ongoing 3D sensing projects covering structured light and time-of-flight (ToF). As the Company reported earlier, in the past, its structured light-based 3D sensing total solution targeting Android smartphone’s front-facing application was unsuccessful due to high hardware cost, long development lead time, and the lack of killer applications. Since then, the Company has adjusted its structured light-based 3D sensing technology development to focus on applications for non-smartphone segments which are typically less sensitive to cost and always require a total solution. The Company teamed up with industry-leading facial recognition algorithm and application processor partners to develop new 3D sensing applications for smart door lock and have started design-in projects with certain end customers. Separately the Company is collaborating with partners who wish to take advantage of its 3D sensing know-how to automate traditional manufacturing and thereby improve its efficiency and cost. A prototype of the cutting-edge manufacturing line is being built on Himax’s premises and it believes this project can represent a major step forward in its alternative 3D sensing applications. Himax is still in the early stage of exploring the full business potential for structured light 3D sensing technology but believe it will be applicable in a wide range of industries, particularly those demanding high level of depth accuracy.

On ToF 3D sensing, the Company has seen increasing adoption of world-facing solutions to enable advanced photography, distance/dimension measurement and 3D depth information generation for AR applications. Very recently, thanks to ToF sensor technology advancement, some OEMs are also exploring ToF 3D for front-facing facial recognition and payment certification. As a technology leader in the 3D sensing space, Himax is an active participant in smartphone OEMs’ design projects for new devices involving ToF technology by offering WLO optics and/or transmitter modules with its unique eye-safety protection design.

WLO
As anticipated, the second quarter WLO revenue declined sequentially due to reduced shipment to Himax’s anchor customer as per their lower seasonal demand. The sequential shipment decline led to lower capacity utilization and therefore negatively impacted its second quarter gross margin. That said, the Company’s shipments to the anchor customer in the first half of 2019 recorded a nice growth from last year. Furthermore, based on the customer’s shipment forecast, it expects the third quarter WLO revenue to rise significantly with the strong momentum expected to carry through the second half of the year.

Himax’s advancements in technology have enabled the Company to remain an industry leader and an active ecosystem participant for the creation of breakthrough products and technologies. In addition to 3D sensing for smartphone applications, it has various engagements in other markets. For example, the automotive sector is developing as an attractive market with substantial opportunities for its WLO product line in 2D/3D in-cabin optical sensing for driver monitoring/identification and advanced parking assist system.

WiseEye
WiseEye is the Company’s ultra-low power, AI-based, smart sensing solution. During Computex 2019, in partnership with Quanta Computer, the world’s largest notebook ODM, Himax unveiled the world’s first human-aware intelligent vision solution for notebooks, WiseEye 2.0 NB. This solution was built on Emza’s unique AI-based algorithm as well as Himax’s proprietary computer vision processor and CMOS image sensor, all built with ultra-low power design. Emza, based in Israel, is Himax’s wholly owned subsidiary and a pioneer specialized in AI-based algorithm for ultra-low power intelligent image sensing. WiseEye 2.0 NB enables seamless integration of sensing user context awareness for an improved notebook user experience and extended battery life. New product features include, among others, device wake-up when user is present, screen lock when absent, screen dimming when disengaged, and privacy alerts when a second person is identified in the field of view. Additionally, the AI-based always-on sensor can detect user engagement levels, based on presence and face posing, to enable power management of the display and maximize battery life. Since Computex, the Company has extended its dialogue to most OEMs who are all looking to include AI low power sensors into their platforms. Himax is targeting their next generation product launches for the 2020 back to school season.

While the Company’s focus is currently on notebooks, intelligent ultra-low power human detection and people counting can be widely utilized. In the future, it will expand into the residential security, smart home, smart building, consumer appliances, automotive and industrial segments.

CMOS Image Sensor
For the traditional human vision segments, Himax sees strong demand in notebooks, where Himax is one of the market leaders, and increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others. Additionally, it has seen increased shipment and new design-wins in the automotive segment covering before-market solutions such as surround view and rear-view camera.

CMOS image sensor is a critical component in the WiseEye solution the Company mentioned earlier. Himax has made a huge effort to combine the capabilities of high quality HD image capturing and ultra-low-power, low resolution visual sensing into one single sensor, the industry’s first with such design. With this 2-in-1 sensor, notebook manufacturers can simplify their product designs and save the cost for an additional camera needed for context awareness. The first generation of the 2-in-1 sensor is designed with state-of-the-art stack-die technology to achieve a die size small enough to fit in to the industry’s next generation ultra slim notebook computers. In addition, its sensor has incorporated an RGB-IR design to enable Windows Hello facial recognition. The new 2-in-1 CMOS sensor will be available by the end of 2019.

LCOS
In 2018, many AR goggle devices were launched, targeting primarily niche industrial or business applications, with top name multinationals continuing to invest heavily to develop the ecosystem - applications, software, operating system, system electronics, and optics. While AR goggles will take a few more years to fully grow into its market potential, Himax believes LCOS remains the mainstream technology in this space. The Company’s technology leadership and proven manufacturing expertise has made it a preferred partner with AR goggle device customers for their ongoing engineering projects. In addition, Himax continues to make great progress in developing high-end holographic head-up displays for high-end automotive. LCOS for both goggle device and HUD enjoy much higher ASP and better gross margin for Himax and represents a long-term growth driver for the Company.

For non-driver IC business, driven by strong growth in WLO and CIS, the Company expects revenue to increase by about 30% sequentially in the third quarter.

Third Quarter 2019 Guidance
The Company is providing the following financial guidance for the third quarter of 2019:
Net Revenue:	To decrease around 2% to 7% sequentially
Gross Margin:	To be around flat sequentially, depending on final product mix
IFRS Loss:	To be around 3.5 to 5.5 cents per diluted ADS
Non-IFRS Loss(1):	To be around 3.3 to 5.3 cents per diluted ADS

(1) Non-IFRS Loss excludes share-based compensation and aquisition-related charges

This year, Himax will not issue restricted share units (RSU) to employees in September like previous years. Thus, its third quarter guidance has not assumed any RSU expense in the third quarter 2019. RSU is part of the Company’s share-based compensation plan which it usually rewards employees with an annual bonus at the end of September. In 2018, the RSU grant totaled $3.9 million, out of $3.8 million was vested immediately and expensed in the third quarter. The remainder was vested equally at the first, second and third anniversaries of the grant date. The decision of not issuing RSU in 2019 was made with full consideration of Himax’s 2019 financial results and operational requirement.

HIMAX TECHNOLOGIES SECOND QUARTER 2019 EARNINGS CONFERENCE CALL

DATE:	Thursday, August 8th, 2019
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	7284304
WEBCAST:	https://edge.media-server.com/mmc/p/wyiecbs8

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on August 16th, 2019 (11:30 p.m. Taiwan time, August 16th, 2019) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 7284304. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 8th, 2020.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,931 patents granted and 561 patents pending approval worldwide as of June 30th, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Mike Cole, Senior Vice President
MZ North America
Tel:  949-259-4988
Email:  mike.cole@mzgroup.us
www.mzgroup.us

-Financial Tables-
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2019	2018	2019

Revenues	$169,318	$181,365	$163,334

Costs and expenses:
Cost of revenues	136,370	139,571	126,469
Research and development	28,302	30,444	30,357
General and administrative	6,155	5,632	5,522
Sales and marketing	4,436	5,218	4,363
Total costs and expenses	175,263	180,865	166,711

Operating income (loss)	(5,945)	500	(3,377)

Non operating income (loss):
Interest income	514	672	562
Changes in fair value of financial assets at fair value through profit or loss	24	(25)	(17)
Foreign currency exchange gains, net	33	242	277
Finance costs	(545)	(265)	(476)
Share of profit (losses) of associates	(2)	(1,099)	41
Other income	24	1,677	23
	48	1,202	410
Profit (loss) before income taxes	(5,897)	1,702	(2,967)
Income tax expense	-	306	-
Profit (loss) for the period	(5,897)	1,396	(2,967)
Loss attributable to noncontrolling interests	746	650	648
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(5,151)	$2,046	$(2,319)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.030)	$0.012	$(0.013)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.030)	$0.012	$(0.013)

Basic Weighted Average Outstanding ADS	172,540	172,499	172,540
Diluted Weighted Average Outstanding ADS	172,561	172,539	172,557

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2019	2018

Revenues	$332,652	$344,216

Costs and expenses:
Cost of revenues	262,839	265,825
Research and development	58,659	60,484
General and administrative	11,677	10,538
Sales and marketing	8,799	10,113
Total costs and expenses	341,974	346,960

Operating loss	(9,322)	(2,744)

Non operating income (loss):
Interest income	1,076	1,221
Changes in fair value of financial assets at fair value through profit or loss	7	(24)
Foreign currency exchange gains (losses), net	310	(16)
Finance costs	(1,021)	(517)
Share of profits (losses) of associates	39	(1,943)
Other income	47	1,681
	458	402
Loss before income taxes	(8,864)	(2,342)
Income tax benefit	0	(422)
Loss for the period	(8,864)	(1,920)
Loss attributable to noncontrolling interests	1,394	1,137
Loss attributable to Himax Technologies, Inc. stockholders	$(7,470)	$(783)

Basic loss per ADS attributable to Himax Technologies, Inc. stockholders	$(0.043)	$(0.005)
Diluted loss per ADS attributable to Himax Technologies, Inc. stockholders	$(0.043)	$(0.005)

Basic Weighted Average Outstanding ADS	172,540	172,499
Diluted Weighted Average Outstanding ADS	172,559	172,538

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2019	2018	2019
Share-based compensation
Cost of revenues	$-	$12	$-
Research and development	13	58	13
General and administrative	2	9	2
Sales and marketing	5	14	4
Income tax benefit	(5)	(13)	(4)
Total	$15	$80	$15

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$471	$246	$470
Income tax benefit	(123)	(71)	(122)
Total	$348	$175	$348

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Six Months Ended June 30,
	2019	2018
Share-based compensation
Cost of revenues	$-	$24
Research and development	26	115
General and administrative	4	18
Sales and marketing	9	27
Income tax benefit	(9)	(25)
Total	$30	$159

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$941	$492
Income tax benefit	(245)	(142)
Total	$696	$350

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2019	March 31, 2019	June 30, 2018
Assets
Current assets:
Cash and cash equivalents	$92,857	$96,753	$114,480
Financial assets at amortized cost	12,463	11,476	12,154
Financial assets at fair value through profit or loss	17,034	-	66
Accounts receivable, net	176,224	176,152	176,286
Inventories	188,535	189,317	142,077
Income taxes receivable	55	55	45
Restricted deposit	164,322	164,324	147,000
Other receivable from related parties	1,200	2,780	2,803
Other current assets	22,118	24,064	18,743
Total current assets	674,808	664,921	613,654
Financial assets at fair value through profit or loss	9,768	9,750	1,574
Financial assets at fair value through other comprehensive income	710	776	802
Equity method investments	4,102	4,130	9,964
Property, plant and equipment, net	117,544	118,759	106,041
Deferred tax assets	13,428	13,698	7,834
Goodwill	28,138	28,138	28,138
Other intangible assets, net	9,592	10,169	13,525
Restricted deposit	129	130	460
Other non-current assets	3,321	3,682	3,660
	186,732	189,232	171,998
Total assets	$861,540	$854,153	$785,652
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$77,025	$40,000	$-
Secured borrowings	164,000	164,000	147,000
Financial liability at amortized cost	-	5,071	5,003
Accounts payable	134,224	147,281	128,862
Income taxes payable	1,613	5,807	1,872
Other payable to related party	2,360	3,937	2,200
Other current liabilities	38,174	41,599	58,113
Total current liabilities	417,396	407,695	343,050
Net defined benefit liabilities	149	150	1,125
Deferred tax liabilities	1,505	1,702	2,795
Other non-current liabilities	4,280	5,256	2,888
	5,934	7,108	6,808
Total liabilities	423,330	414,803	349,858
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	104,788	104,768	106,644
Treasury shares	(8,819)	(8,819)	(8,878)
Accumulated other comprehensive income	(869)	(537)	(1,497)
Retained earnings	236,687	241,838	235,410
Equity attributable to owners of Himax Technologies, Inc.	438,797	444,260	438,689
Noncontrolling interests	(587)	(4,910)	(2,895)
Total equity	438,210	439,350	435,794
Total liabilities and equity	$861,540	$854,153	$785,652

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2019	2018	2019

Cash flows from operating activities:
Profit (loss) for the period	$(5,897)	$1,396	$(2,967)
Adjustments for:
Depreciation and amortization	6,209	5,180	6,320
Expected credit loss recognized on accounts receivable	-	190	-
Share-based compensation expenses	20	93	19
Gain on disposals of property, plant and equipment	-	-	(6)
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)	-
Changes in fair value of financial assets at fair value through profit or loss	(24)	25	17
Interest income	(514)	(672)	(562)
Finance costs	545	265	476
Income tax expense	-	306	-
Share of losses (profit) of associates	2	1,099	(41)
Inventories write downs	5,008	3,567	4,750
Foreign currency exchange losses (gains) of financial assets	(23)	340	(91)
	5,326	10,127	7,915
Changes in:
Accounts receivable	(71)	(9,872)	12,862
Inventories	(4,226)	2,318	(31,506)
Other receivable from related party	-	(8)	-
Other current assets	782	1,205	(6,027)
Accounts payable	(13,057)	(6,108)	(3,219)
Other payable to related party	(1,577)	300	140
Net defined benefit liabilities	(1)	(53)	51
Other current liabilities	(935)	1,318	(2,022)
Other non-current liabilities	-	167	-
Cash generated from operating activities	(13,759)	(606)	(21,806)
Interest received	845	1,014	257
Interest paid	(574)	(182)	(462)
Income tax paid	(4,229)	(3,032)	(41)
Net cash used in operating activities	(17,717)	(2,806)	(22,052)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(5,711)	(17,745)	(6,260)
Proceeds from disposal of property, plant and equipment	8	-	6
Acquisitions of intangible assets	(67)	(109)	(29)
Acquisitions of financial assets at amortized cost	(1,446)	(1,135)	(881)
Proceeds from disposals of financial assets at amortized cost	335	303	803
Acquisitions of financial assets at fair value through profit or loss	(34,537)	(7,445)	(8,095)
Proceeds from disposals of financial assets at fair value through profit or loss	17,634	7,693	8,086
Acquisition of business	-	-	(700)
Acquisition of a subsidiary, net of cash acquired	(400)	(3,301)	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2019	2018	2019

Proceeds from capital reduction of investment	30	-	-
Decrease in refundable deposits	57	6	10
Releases of restricted deposit	3	21	2
Cash paid for loan made to related parties	(1,200)	(530)	-
Cash received from loan made to related party	2,780	-	-
Net cash used in investing activities	(22,514)	(22,242)	(7,058)

Cash flows from financing activities:
Proceeds from unsecured borrowings	77,006	-	40,000
Repayments of unsecured borrowings	(40,000)	-	(20,000)
Proceeds from secured borrowings	27,000	27,000	37,000
Repayments of secured borrowings	(27,000)	(27,000)	(37,000)
Payment of lease liabilities	(460)	-	(504)
Net cash provided by financing activities	36,546	-	19,496
Effect of foreign currency exchange rate changes on cash and cash equivalents	(211)	(278)	(70)
Net decrease in cash and cash equivalents	(3,896)	(25,326)	(9,684)
Cash and cash equivalents at beginning of period	96,753	139,806	106,437
Cash and cash equivalents at end of period	$92,857	$114,480	$96,753

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2019	2018

Cash flows from operating activities:
Loss for the period	$(8,864)	$(1,920)
Adjustments for:
Depreciation and amortization	12,529	10,278
Expected credit loss recognized on accounts receivable	-	190
Share-based compensation expenses	39	184
Gain on disposals of property, plant and equipment	(6)	-
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)
Changes in fair value of financial assets at fair value through profit or loss	(7)	24
Interest income	(1,076)	(1,221)
Finance costs	1,021	517
Income tax benefit	-	(422)
Share of losses (profit) of associates	(39)	1,943
Inventories write downs	9,758	6,521
Foreign currency exchange losses (gains) of financial assets	(114)	118
	13,241	14,550
Changes in:
Accounts receivable	12,791	12,299
Inventories	(35,732)	(13,398)
Other receivable from related party	-	(23)
Other current assets	(5,245)	(467)
Accounts payable	(16,276)	(11,071)
Other payable to related party	(1,437)	-
Net defined benefit liabilities	50	(27)
Other current liabilities	(2,957)	(311)
Other non-current liabilities	-	160
Cash generated from operating activities	(35,565)	1,712
Interest received	1,102	1,180
Interest paid	(1,036)	(352)
Income tax paid	(4,270)	(3,069)
Net cash used in operating activities	(39,769)	(529)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(11,971)	(36,295)
Proceeds from disposals of property, plant and equipment	14	-
Acquisitions of intangible assets	(96)	(203)
Acquisitions of financial assets at amortized cost	(2,327)	(3,032)
Proceeds from disposals of financial assets at amortized cost	1,138	1,057
Acquisitions of financial assets at fair value through profit or loss	(42,632)	(11,775)
Proceeds from disposals of financial assets at fair value through profit or loss	25,720	34,199
Acquisition of business	(700)	(700)
Acquisition of a subsidiary, net of cash acquired	(400)	(3,301)
Proceeds from capital reduction of investment	30	-
Decrease in refundable deposits	67	5

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2019	2018

Releases of restricted deposit	5	10
Cash paid for loan made to related parties	(1,200)	(780)
Cash received from loan made to related party	2,780	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)
Net cash used in investing activities	(29,572)	(23,002)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	-	11
Proceeds from unsecured borrowings	117,006	-
Repayments of unsecured borrowings	(60,000)	-
Proceeds from secured borrowings	64,000	27,000
Repayments of secured borrowings	(64,000)	(27,000)
Payment of lease liabilities	(964)	-
Net cash provided by financing activities	56,042	11
Effect of foreign currency exchange rate changes on cash and cash equivalents	(281)	(23)
Net decrease in cash and cash equivalents	(13,580)	(23,543)
Cash and cash equivalents at beginning of period	106,437	138,023
Cash and cash equivalents at end of period	$92,857	$114,480

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2019	2018	2019
Revenues	$169,318	$181,365	$163,334
Gross profit	32,948	41,794	36,865
Add: Share-based compensation – cost of revenues	-	12	-
Gross profit excluding share-based compensation	32,948	41,806	36,865
Gross margin excluding share-based compensation	19.5%	23.1%	22.6%
Operating income (loss)	(5,945)	500	(3,377)
Add: Share-based compensation	20	93	19
Operating income (loss) excluding share-based compensation	(5,925)	593	(3,358)
Add: Acquisition-related charges –intangible assets amortization	471	246	470
Operating income (loss) excluding share-based compensation
and acquisition-related charges	(5,454)	839	(2,888)
Operating margin excluding share-based compensation
and acquisition-related charges	(3.2%)	0.5%	(1.8%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(5,151)	2,046	(2,319)
Add: Share-based compensation, net of tax	15	80	15
Add: Acquisition-related charges, net of tax	348	175	348
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(4,788)	2,301	(1,956)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(2.8%)	1.3%	(1.2%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Six Months Ended June 30,
	2019	2018
Revenues	$332,652	$344,216
Gross profit	69,813	78,391
Add: Share-based compensation – cost of revenues	-	24
Gross profit excluding share-based compensation	69,813	78,415
Gross margin excluding share-based compensation	21.0%	22.8%
Operating loss	(9,322)	(2,744)
Add: Share-based compensation	39	184
Operating loss excluding share-based compensation	(9,283)	(2,560)
Add: Acquisition-related charges –intangible assets amortization	941	492
Operating loss excluding share-based compensation and acquisition-related charges	(8,342)	(2,068)
Operating margin excluding share-based compensation and acquisition-related charges	(2.5%)	(0.6%)
Loss attributable to Himax Technologies, Inc. stockholders	(7,470)	(783)
Add: Share-based compensation, net of tax	30	159
Add: Acquisition-related charges, net of tax	696	350
Loss attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(6,744)	(274)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(2.0%)	(0.1%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Loss Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended June 30,	Six Months Ended June 30,
	2019	2019
Diluted IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders	$(0.030)	$(0.043)
Add: Share-based compensation per ADS	$0.000	$0.000
Add: Acquisition-related charges per ADS	$0.002	$0.004

Diluted non-IFRS loss per ADS attributable to Himax Technologies, Inc.
stockholders excluding share-based compensation and acquisition-related
charges	$(0.028)	$(0.039)

Numbers do not add up due to rounding